

Mail Stop 7010

October 20, 2008

Ms. Lori A. Walker
The Valspar Corporation
1101 Third Street South
Minneapolis, Minnesota 55415

>   **RE: The Valspar Corporation**
>   **Form 10-K for the fiscal year ended October 26, 2007**
>   **Filed December 21, 2007**
>   **File #1-3011**

Dear Ms. Walker:

        We have reviewed your response letters dated July 31, 2008 and September 19, 2008 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the fiscal year ended October 26, 2007
Item 8. Consolidated Financial Statements
Note 2. Acquisitions and Divestitures, page 31

1. We appreciate the additional information you provided however, it remains unclear to us how you determined it is appropriate to use forecasts for future periods to estimate the redemption value of the redeemable minority interests. We note your belief that your approach is reasonable, however it remains unclear to us how it complies with either paragraph 16a or 16b of EITF D-98 or how your earnings per share disclosures comply with SFAS 128. Although we note your current response indicates that you believe your approach complies with paragraph 16a of EITF D-98, it appears to us that the amounts you accreted may more closely follow paragraph 16b of EITF D-98. Please provide us a materiality analysis that supports your view that the amounts you recognized are not materially different than the amounts you would have recognized under paragraph

16a or 16b of EITF D-98 for each period presented. Please also explain to us if
and how you intend to revise your current policy.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. Please furnish a letter that keys your
responses to our comments and provides any requested supplemental information.
Detailed response letters greatly facilitate our review. Please file your response letter on
EDGAR. Please understand that we may have additional comments after reviewing your
responses to our comments.

If you have any questions regarding these comments, please direct them to Tricia
Armelin, Staff Accountant, at (202) 551-3747, Anne McConnell, Senior Accountant, at
(202) 551-3709 or, in their absence, to the undersigned at (202) 551-3768.
.

Sincerely,

John Cash
Accounting Branch Chief